Contact

www.linkedin.com/in/dg1lls
(LinkedIn)

Top Skills

WordPress
Webflow
Linux Server

Certifications

Professional Scrum Master (PSM I)

Daniel Gilligan

Cofounder @ Coworkly.com
Boston, Massachusetts, United States

Experience

Coworkly

Co-founder / CTO
October 2020 - Present (2 years 11 months)
Boston, Massachusetts, United States

Creator of Coworkly.com, an online storefront for Creative service professionals. Serving 300+ Creatives and $250K+ in revenue.

Teamhaus

Web Consultant / Owner
October 2020 - Present (2 years 11 months)
Boston, Massachusetts, United States

Anomali

Customer Success Manager
September 2018 - October 2020 (2 years 2 months)
Boston, Massachusetts

Worked as a technical account manager (CSM) for Anomali, a threat intelligence platform provider & integrator for 25+ Fortune 1000 companies spanning all industry (Banking / Fintech, Payroll, e-commerce, Government & NGOs).

My primary role was helping cybersecurity engineers and analysts across SOC / IR / Network & Intel teams to solve their biggest intel & infrastructure hurtles to help them mature their security programs.

This often involved training teams, engaging program directors / CISOs as well as fulfilling custom engineering requests, including general and custom integrations across SIEM, Firewall, IDS / IPS tools, writing connectors & more.

Wayfair

3 years 5 months

Infrastructure Engineer
May 2016 - May 2018 (2 years 1 month)
Boston, Massachusetts

I did full-stack infra work for the analytics/BI dept and wore many hats, including dev ops/sysadmin to web development. Other work included feature and architectural changes for the analytics platform- autonomous data warehouse (DW) processing system and web embedded reporting that internal stakeholders and external suppliers use.

Primary technologies included:
- PHP, Python, .NET
- MSSQL, HP Vertica, Hadoop, Redshift, Analysis Services (SSAS)
- Redis, Memcached
- Nginx, nodejs, Windows server
- React.js, highcharts, Tableau API
- Docker
- Linux bash, powershell

Recent Projects:
- Created a testing/staging DW/“cube” development platform that queues and co-orchestrates data warehouse processing in parallel. This allows the DW team to process simultaneously and optimally via a prioritization queueing algorithm that allocates threads to partitions based on historical processing time
- Crafted a semi real-time data warehouse performance monitoring solution
- Developed a web UI dashboard for administering data warehouse processing, progress monitoring and alerting

Software Engineer
January 2015 - May 2018 (3 years 5 months)
Greater Boston Area

I initially worked on Wayfair's Social Media platform by helping to build out the favorites and customer profile pages with an emphasis on driving a higher conversion and AOV rate. I spent much of this time working as an engineering liaison to our business intelligence department by analyzing the company's clickstream/custom session data to build out Tableau dashboard reports for product managers.

After a reorg, I assumed the role of Wayfair's sole engineer for on-site acquisition team where my primary responsibility was to build out campaign management tools for our marketing and design platform teams. I was also tasked with setting the pace/estimates of the roadmap for the company's senior product management so that we could best choose projects that would

have immediate impact, i.e. help drive a higher repeat customer rate. This frequently involved a lot of A/B testing of hypotheses in order to identify potential pain points or to validate work put into a project.

These initiatives included:
- Redesigning product landing ad pages to reduce the overall site bounce rate
- Entry and exit email capture campaign tools
- Optimizing the site's mobile web and customer on-boarding experience
- Category-specific banner ads designed to boost sales via call centers

Wayfair
Software Engineer Intern
June 2014 - August 2014 (3 months)

I developed an in-house, localization platform for translators and engineers, alike, to manage the uploading and translation of customer-facing messaging based on language/regional dialect as well as brand-specific language maintained by the company.

This helped, in particular, with investing more in the company's internationalization strategy in Europe by dramatically reducing the resource overhead and time it took to launch various business initiatives.

Education

Rensselaer Polytechnic Institute
Bachelor of Science (BS), Information Technology & Web Science · (2010 - 2014)

Rensselaer Polytechnic Institute
Bachelor of Science (BS), Business Administration and Management, Management Information Systems · (2010 - 2014)